JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13D with respect to the common stock of Innovate Corp. beneficially owned by each of them. This Joint Filing Agreement shall be included as an Exhibit to such Schedule 13D.

Dated: August 18, 2026

/s/ Paul Voigt
Paul Voigt

PAUL K VOIGT REV TRUST

By: /s/ Paul K. Vogt
Name: Paul K. Voigt
Title: Trustee

JESSIE HOLDINGS LLC

By: /s/ Paul K. Voigt
Name: Paul K. Voigt
Title: Manager